Exhibit 99.1

NEWS RELEASE
FOR IMMEDIATE RELEASE
January 10, 2003

Extendicare Announces Fourth Quarter News Release and Conference Call Dates

MARKHAM, ONTARIO (TSX: EXE and EXE.A; NYSE: EXE.A). Extendicare Inc. will release its 2002 fourth quarter financial results after the close of markets on Thursday, February 20, 2003. The Corporation will hold a conference call on Friday, February 21, 2003 at 10:00 a.m. (EST) to discuss its results for the fourth quarter and year ended December 31, 2002.

The toll-free number for the call is 1-800-273-9672. Local callers please dial 416-695-5806.

For those unable to listen to the call live, a taped rebroadcast will be available from two hours after completion of the live call on February 21, 2003 until midnight on March 7, 2003. To access the rebroadcast, dial 1-800-408-3053. Local callers please dial 416-695-5800. The conference ID number is 1348842. An archived recording of the call will also be available on Extendicare’s website www.extendicare.com.

Scheduled speakers for the Company on the conference call include: Mel Rhinelander, President and Chief Executive Officer; Mark Durishan, Vice-President, Finance and Chief Financial Officer; and Philip Small, Senior Vice-President, Strategic Planning and Investor Relations.

Extendicare, through its subsidiaries, operates 278 facilities with capacity for 29,300 residents in North America. Also offered in the United States are medical specialty services such as subacute care and rehabilitative therapy services, while home health care services are provided in Canada.

For further information, contact:

Jillian Fountain
Corporate Secretary
Telephone: (905) 470-5534
Fax: (905) 470-4003

Visit Extendicare’s Website @ www.extendicare.com